February 5, 2008

Ms. Katherine Wray
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C.  20549

RE:	Max Cash Media, Inc.
Registration Statement on Form SB-2
Filed January 17, 2008
File No. 333-148722

Dear Ms. Wray:

We represent Max Cash Media, Inc. (“Max Cash” or the “Company”).  We are in receipt of your letter dated February 4, 2008 regarding the above referenced filing and the following are our responses:

Undertakings, page II-3

1.
We note that paragraph ( C) on page II-4 of your registration statement references documents that are incorporated by reference into the registration statement.  However, your registration statement does not appear to incorporate any documents by reference.  We note further that paragraph (C) on page II-4 purports to include the undertaking set forth in Item 512(f) of Regulation S-B.  As you appear not to have omitted any information from your registration statement in reliance on Rule 430A, however, the Item 512(f) undertaking is inapplicable.  Please remove or revise this undertaking as appropriate.

Answer:     Paragraph (c) in this section has been removed.

2.
We note further that your registration statement includes the undertakings required for registrants relying on Rule 430B of Regulation C.  It does not appear, however, that the company is able to rely on Rule 430B.  Please revise your filing to remove this undertaking.  Alternatively, if the company intends to rely on Rule 430B, please advise of the basis for your belief that the company is eligible to do so.

Answer:     This undertaking has been removed from the registration statement.

Signatures, page II-6

3.
We note the filing does not include the signature of your controller or principal accounting officer.  Please include this signature in your amended Form SB-2.  If Mr. Levinson serves as both CFO and controller or principal accounting officer, his signature should be captioned as such in the amended filing.  See Instructions 1 and 2 to the Signatures of Form SB-2.

Answer:     The signature has been revised to clarify that Mr. Levinson serves as CFO, controller and principal accounting officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By:    /s/ Gregg E. Jaclin
          GREGG E. JACLIN

GEJ/tf